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                                                            Exhibit 20.1
                                                            PRESS RELEASE


                    TAVA TECHNOLOGIES SIGNS YEAR 2000 MASTER
                        CONSULTING AGREEMENT WITH CHEVRON

Englewood, CO/ July 28, 1998/ TAVA Technologies (NASDAQ: TAVA) a leading provider of automation and information technology solutions to industry, today announced that it has executed a Year 2000 Master Services Contract with Chevron Products Company (NYSE: CHV) that covers the terms and conditions by which Chevron facilities around the world can purchase TAVA Y2K products and services. Every Chevron owned company or affiliate will be eligible to participate in this comprehensive program to inventory and audit embedded systems, determine the degree of compliance for Y2K and prepare programs for the necessary remediation. The new contract is the result of a successful Y2K pilot project completed earlier this year. Work has already begun at Chevron's Richmond, California refinery, the Salt Lake City, Utah Refinery and the Chevron Chemical plant in Orange, Texas.

John Jenkins, CEO of TAVA said, "We are extremely pleased to receive this Master Contract and subsequent award of business from Chevron. It is further indication of industry endorsement of TAVA's field proven methodology for Y2K assessment and remediation services."

TAVA (www.tavatech.com) provides factory automation and control systems integration helping clients in manufacturing and process industries integrate their processes, applications, hardware and software into seamless manufacturing enterprises. Located in 14 regional offices throughout the U.S., TAVA has a staff more than 480.

Statements made in this Press Release that are not historical or current facts are "forward looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to integrate operations of recently acquired subsidiaries and failure to capitalize upon access of new clientele. Specific risks and uncertainties which may affect forward-looking statements about the Company's Plant Y2K One(TM) business and prospects include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of Tava and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, to which reference should be made.

CONTACTS:
TAVA Technologies, Inc.                        Pacific Consulting Group, Inc.
John Jenkins, CEO                              Scott Liolios
Doug Kelsall, CFO                              Telephone (714) 574-3860
Telephone (303) 771-9794